FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix and Harbor-UCLA Research and Education Institute to Co-Develop New Antibiotics Targeted at Drug Resistant Systemic Infections

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

Micrologix and Harbor-UCLA Research and Education Institute to Co-Develop New Antibiotics Targeted at Drug Resistant Systemic Infections

Vancouver, June 8, 2000 - Micrologix Biotech Inc. of Vancouver, British Columbia and the Harbor-UCLA Research and Education Institute (REI) of Torrance, California, an affiliate of the UCLA School of Medicine, today announced the signing of a worldwide exclusive licensing and co-development agreement related to a novel antimicrobial peptide technology created by a team of scientists at REI.

Dr. Michael Yeaman, Associate Professor of Medicine at the UCLA School of Medicine, and his research team have developed the expertise to design novel peptides that capture the antimicrobial activity and other essential pharmacologic properties of a special class of proteins produced by platelet cells. Platelets are blood cells essential for the clotting process. They are unique in that they purposely release antimicrobial proteins into the bloodstream of mammals in response to bacterial or fungal infection. These proteins act in the vascular system, exerting a powerful killing effect on infectious pathogens in the blood, including methicillin-resistant Staphylococcus aureus (MRSA), vancomycin-resistant enterococci (VRE) and Candida albicans. The fact that these antimicrobial proteins circulate in the blood of mammals, including humans, with no apparent toxicity to host tissues, provided the rationale for the REI scientists to use them as starting templates for the design of unique synthetic antimicrobial agents for the treatment of serious systemic infections.

The license agreement announced today grants Micrologix worldwide exclusive rights to the existing REI patent estate in the area of antimicrobial peptides designed from platelet proteins for use in pharmaceutical and certain other applications. As consideration for the license, Micrologix will pay REI a license fee and REI will be entitled to development milestones and royalty payments on revenues received by Micrologix. The agreement with REI adds another important component to Micrologix's strategy of building a portfolio of diverse chemical structures and technologies to maximize the potential for success in bringing new treatments for serious diseases to the market.

In conjunction with the license, Micrologix and the Harbor-UCLA Research and Education Institute have entered into a multi-year collaboration agreement related to the discovery, design and optimization of novel platelet-derived compounds for the treatment of infectious diseases and other applications. The primary objective of the collaboration is to co-develop lead antimicrobial drug candidates and move them through the regulatory process as quickly as possible. The collaboration will bring together Micrologix's discovery and drug development capabilities in the area of antimicrobial peptides with REI's world class science and expertise in peptide design and structure-function relationships. Micrologix will fund the program and will have exclusive rights to inventions arising from the research. Micrologix will also be responsible for preclinical evaluation, clinical trials and commercialization of the resulting drugs.

The Harbor-UCLA Research and Education Institute is a not for profit organization. Research at REI integrates the expertise of faculty members of the UCLA School of Medicine and the Harbor-UCLA Medical Center. A central part of REI's mission is to translate advances in research into better healthcare through commercial partnerships. REI employs nearly 1,000 people including MDs and PhDs, research nurses and laboratory technicians. The Institute administers more than 500 research and education grants and contracts with annual research expenditures totalling nearly US $50 million.

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix has been granted fast track designation by the US Food and Drug Administration for MBI 226, an antimicrobial drug product for the prevention of central venous catheter-related bloodstream infections which the Company anticipates will be in Phase III clinical trials in Q3 2000. In Q1 2000, Micrologix initiated Phase I clinical trials of MBI 594AN for the treatment of acne and MBI 853NL for the prevention of hospital-acquired S. aureus infections. The Company anticipates completing both trials by mid-2000. Micrologix's portfolio of drug candidates is based on improved analogs of the anti-infective peptide compounds found in the host-defense systems of most life forms.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Vancouver Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.